KRYSTAL BIOTECH, INC.

2100 Wharton Street, Suite 701

Pittsburgh, PA 15203

October 9, 2018

VIA EDGAR

Ms. Irene Paik

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Krystal Biotech, Inc.
Registration Statement on Form S-3 (File No. 333-227632)

Dear Ms. Paik:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Krystal Biotech, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-227632) to 9:00 a.m., Eastern Time, on October 12, 2018, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to John W. Campbell, the Company’s counsel at Morrison & Foerster LLP, at (415) 268-7197.

Very truly yours, Krystal Biotech, Inc.

By:	/s/ Krish S. Krishnan
Name:	Krish S. Krishnan
Title:	President and Chief Executive Officer